Exhibit 99.1

Spark Networks SE Reports Preliminary Second Half And Full Year 2019 Results

2019 revenue up 44% year-over-year (8)

Second half total registrations increased 72%, average paying subs increased 113% year-over-year

Expected 2019 cash flow from operating activities up 92% year-over-year

BERLIN, April 29, 2020 /PRNewswire/ -- Spark Networks SE (NYSE American: LOV), one of the world's leading online dating platforms leveraging premium, complementary brands including Zoosk, EliteSingles, Jdate, Christian Mingle, eDarling, JSwipe and SilverSingles, today reported unaudited preliminary second half and full year 2019 financial results.

"I am pleased to report strong second half 2019 results for Spark. Our preliminary full year 2019 revenue increased 44%8 to €149 million and Adjusted EBITDA grew 129%8 to €23 million," said Eric Eichmann, CEO of Spark Networks. "We have completed the transformational acquisition of Zoosk and successfully integrated it into our operations, delivering significant savings and marketing synergies to Spark."

"I am excited to be working alongside the very talented team at Spark Networks as we seize our significant market opportunity. We operate in a highly attractive industry and have built an established, cash generating business with strong brands and a leadership position in North America. Our business has continued to perform relatively well during the COVID-19 pandemic and I am confident that our innovative product and marketing roadmap will lead to higher revenue and Adjusted EBITDA in 2020 and for years to come," Mr. Eichmann concluded.

"I am very excited about the Company's future trajectory. Looking ahead to 2020, we are guiding to revenue in the range of $212 to $220 million (€193 to €200 million) and Adjusted EBITDA in the range of $30 to $34 million (€27 to €31 million)," added Bert Althaus, CFO of Spark Networks.

Spark Networks' operations and business have been disrupted due to the unprecedented conditions and travel restrictions surrounding the COVID-19 pandemic, and have resulted in its employees, including its accounting and finance team, working remotely from home. These disruptions have interfered with management's ability to work with its independent accountants, professional advisors and support staff in order to complete the Company's financial statements and related disclosures that will be included in the Company's Form 20-F for the year ended December 31, 2019. Spark Networks expects to complete this audit process and file its Form 20-F within the next 45 days.

Unaudited Preliminary Financial Results 8

  Preliminary Revenue for the second half of 2019 was €99.9 million, an increase of €48.4 million compared to €51.5 million in the second half of 2018, and an increase of €50.7 million compared to €49.2 million in the first half of 2019. Preliminary Revenue for 2019 was €149.1 million, an increase of €45.7 million compared to €103.4 million in 2018, as adjusted. For both the half year and the full year 2019, the increase in Revenue is primarily attributable to the Spark Networks / Zoosk Merger, which closed in July 2019.
  Preliminary Net Loss was €12.0 million in the second half of 2019, an increase of €10.0 million compared to €2.0 million in the second half of 2018, and an increase of €7.1 million compared to €4.9 million in the first half of 2019. Preliminary Net Loss for 2019 was €16.9 million, an increase of €12.7 million compared to €4.2 million in 2018, as adjusted. For both the half year and the full year 2019, the increase in Net Loss is primarily attributable to the Spark Networks / Zoosk Merger, which closed in July 2019.
  Preliminary Adjusted EBITDA was €18.7 million in the second half of 2019, an increase of €10.2 million compared to €8.5 million in the second half of 2018, and an increase of €14.9 million compared to €3.8 million in the first half of 2019. Preliminary Adjusted EBITDA for 2019 was €22.5 million, an increase of €12.7 million compared to €9.8 million in 2018, as adjusted.
  On a preliminary basis, the Company ended the year with €15.5 million in cash and €95.8 million in debt.

Key Performance Indicators 8

  Average Paying Subscribers is anticipated to have increased by 539.5 thousand to 1.0 million in the second half of 2019, compared to 477.8 thousand in the same period of 2018.
  Monthly Average Net Revenue Per User, or Monthly ARPU, is anticipated to have decreased 9.0% to €16.37 in the second half of 2019, compared to €17.98 in the same period of 2018.

Financial Outlook

  Due to Spark Networks completing the post-close merger integration work as efficiently as possible, management believes their efforts will result in $30 to $34 million (€27 to €31 million) of Adjusted EBITDA in 2020.
  Spark Networks anticipates 2020 annual revenue of $212 to $220 million (€193 to €200 million).
  For H1 2020, the Company expects to achieve revenue of $110 to $112 million (€100 to €102 million) and EBITDA of $15 to $17 million (€13.6 to €15.5 million).

Key Metrics – Half Year – Preliminary

	Six Months Ended			Growth Rates %
	12/31/2019	6/30/2019	12/31/2018	2nd Half 2019 vs.
	2nd Half 2019	1st Half 2019	2nd Half 2018	1st Half 2019	2nd Half 2018
Revenue	€99.9 Million	€49.2 Million	€51.5 Million	103.0%	93.9%
Contribution[1]	€43.2 Million	€20.4 Million	€24.2 Million	112.2%	78.3%
Net Loss	€(12.0) Million	€(4.9) Million	€(2.0) Million	145.8%	512.4%
Adjusted EBITDA[2]	€18.7 Million	€3.8 Million	€8.5 Million	388.3%	119.7%
Cash Balance	€15.5 Million	€12.5 Million	€11.1 Million	23.9%	39.3%
Total Registrations[3]	8,229,976	4,488,104	4,791,652	83.4%	71.8%
Avg. Paying Subs[4]	1,017,321	444,857	477,817	128.7%	112.9%
Monthly ARPU[5]	€ 16.37	€ 18.44	€ 17.98	(11.2)%	(9.0)%

Key Metrics – Full Year – Preliminary

			Growth Rates %
	2019	2018[8]	2019[8]	2018[8]
Revenue	€149.1 Million	€103.4 Million	44.2%	23.8%
Contribution[1]	€63.6 Million	€43.6 Million	45.9%	44.9%
Net Loss	€(16.9) Million	€(4.2) Million	299.7%	(45.1)%
Adjusted EBITDA[2]	€22.5 Million	€9.8 Million	129.2%	118.8%
Cash Balance	€15.5 Million	€11.1 Million	39.3%	35.4%
Total Registrations[3]	12,718,080	10,144,173	25.4%	20.0%
Avg. Paying Subs[4]	731,088	483,413	51.2%	27.4%
Monthly ARPU[5]	€ 17.00	€ 17.83	(4.7)%	(2.8)%

SPARK NETWORKS SE
SEGMENT[6] RESULTS FROM OPERATIONS
(Revenue, Direct Marketing and Contribution figures in € thousands)

	Six Months Ended			Growth Rates %
	12/31/2019	6/30/2019	12/31/2018	Preliminary 2nd Half 2019 vs.
	Preliminary 2nd Half 2019	1st Half 2019	2nd Half 2018	1st Half 2019	2nd Half 2018
# of Registrations
North America	5,283,710	2,224,249	2,243,178	137.6%	135.5%
International	2,946,266	2,263,855	2,548,474	30.1%	15.6%
Total # of Registrations	8,229,976	4,488,104	4,791,652	83.4%	71.8%

Average Paying Subscribers
North America	665,023	185,364	189,533	258.8%	250.9%
International	352,298	259,493	288,284	35.8%	22.2%
Total Average Paying Subscribers	1,017,321	444,857	477,817	128.7%	112.9%

Monthly ARPU
North America	€17.53	€23.88	€22.45	(26.6)%	(21.9)%
International	€14.18	€14.56	€15.03	(2.6)%	(5.7)%
Monthly ARPU	€16.37	€18.44	€17.98	(11.2)%	(9.0)%

Total Net Revenue
North America	€69,947	€26,561	€25,531	163.3%	174.0%
International	€29,970	€22,663	€26,006	32.2%	15.2%
Total Net Revenue	€99,917	€49,224	€51,537	103.0%	93.9%

Direct Marketing
North America	€42,132	€16,160	€13,277	160.7%	217.3%
International	€14,586	€12,706	€14,026	14.8%	4.0%
Total Direct Marketing	€56,718	€28,866	€27,303	96.5%	107.7%

Contribution
North America	€27,815	€10,401	€12,254	167.4%	127.0%
International	€15,384	€9,957	€11,980	54.5%	28.4%
Total Contribution	€43,199	€20,358	€24,234	112.2%	78.3%

SPARK NETWORKS SE
SEGMENT[6] RESULTS FROM OPERATIONS
(Revenue, Direct Marketing and Contribution figures in € thousands)

	12 Months Ended December 31,			Growth Rates %
	Preliminary 2019	2018[8]	2017[8]	Preliminary 2019[8]	2018[8]
# of Registrations
North America	7,507,959	4,376,883	2,289,036	71.5%	91.2%
International	5,210,121	5,767,290	6,162,597	(9.7)%	(6.4)%
Total # of Registrations	12,718,080	10,144,173	8,451,633	25.4%	20.0%

Average Paying Subscribers
North America	425,193	183,794	83,870	131.3%	119.1%
International	305,895	299,619	295,533	2.1%	1.4%
Total Average Paying Subscribers	731,088	483,413	379,403	51.2%	27.4%

Monthly ARPU
North America	€18.91	€21.81	€23.77	(13.3)%	(8.2)%
International	€14.34	€15.39	€16.81	(6.8)%	(8.4)%
Monthly ARPU	€17.00	€17.83	€18.35	(4.7)%	(2.8)%

Total Net Revenue
North America	€96,508	€48,105	€23,919	100.6%	101.1%
International	€52,633	€55,333	€59,610	(4.9)%	(7.2)%
Total Net Revenue	€149,141	€103,438	€83,529	44.2%	23.8%

Direct Marketing
North America	€58,292	€27,862	€17,980	109.2%	55.0%
International	€27,292	€32,026	€35,489	(14.8)%	(9.8)%
Total Direct Marketing	€85,584	€59,888	€53,469	42.9%	12.0%

Contribution
North America	€38,216	€20,243	€5,939	88.8%	240.8%
International	€25,341	€23,307	€24,121	8.7%	(3.4)%
Total Contribution	€63,557	€43,550	€30,060	45.9%	44.9%

SPARK NETWORKS SE
UNAUDITED PRO FORMA FINANCIAL INFORMATION[7]
(in € thousands)

Year Ended December 31,
2019
(in € thousands)	(pro forma) / preliminary
Revenue	220,111
Net loss	(17,732)

The following table presents certain selected information and Adjusted EBITDA2 for the unaudited pro forma period presented:

Year Ended December 31,
2019
(in € thousands)	(pro forma) / preliminary
Net loss	(17,732)
Net finance expenses	12,195
Income tax expense (benefit)	(977)
Depreciation and amortization	17,689
Impairment of intangible assets and goodwill	788
Share-based compensation expense	3,305
Acquisition and other costs	14,253
Adjusted EBITDA	29,521

Year Ended December 31,
2019
Summary of acquisition and other costs (in € thousands)	(pro forma) / preliminary
Contract liabilities write-offs	14,371
Gain realized upon sublease commencement	(1,315)
Project consultant costs	194
Other employee payments	853
Severance costs	150
Total adjustments	14,253

Investor Conference Call

The Group will discuss its financial results during a live teleconference today at 8:00 a.m. Eastern time.

Toll-Free (United States): 1-877-705-6003
Toll-Free (Germany): 0-800-182-0040
International: 1-201-493-6725

In addition, Spark Networks will host a webcast of the call which will be accessible in the Investor Relations section of Spark Networks' website at https://investor.spark.net/investor-relations/home.

A replay will begin approximately three hours after completion of the call and run until May 13, 2020.

Replay
Toll-Free (United States): 1-844-512-2921
International: 1-412-317-6671

Passcode: 13700746

Preliminary Financial Information

The estimated financial results for the second half and full fiscal year 2019 set forth in this press release are preliminary, unaudited and subject to completion, reflect management's current views and may change as a result of management's review of results and other factors. Such preliminary results are subject to the finalization and closing of Spark Networks' accounting books and records and should not be viewed as a substitute for full audited financial statements. Neither Spark Networks' independent registered public accounting firm nor any other independent registered public accounting firm has audited, reviewed or compiled, examined or performed any procedures with respect to the preliminary results, nor have they expressed any opinion or any other form of assurance on the preliminary results. The final results for the second half and full year 2019 may vary materially from the preliminary financial information included in this press release.

Safe Harbor Statement:

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, statements involving known and unknown risks, uncertainties, and other factors that may cause Spark Networks' performance or achievements to be materially different from those of any expected future results, performance, or achievements.

Any statements in this press release that are not statements of historical fact may be considered to be forward-looking statements. Written words, such as "believes," "hopes," "intends," "estimates," "expects," "projects," "plans," "anticipates," and variations thereof, or the use of future tense, identify forward-looking statements. By their nature, forward-looking statements and forecasts involve risks and uncertainties because they relate to events and depend on circumstances that will occur in the near future. These forward-looking statements include statements regarding Spark Networks' preliminary unaudited financial results for the second half and full year 2019, the expected savings and marketing synergies of the combined company, the launch of new products, the significant market opportunity of Spark Networks, Spark Networks' financial outlook and guidance for H1 2020 and full year 2020, including with respect to Adjusted EBITDA and revenue, and the potential impact of COVID-19 on Sparks Networks' business and the online dating industry. There are a number of factors that could cause actual results and developments to differ materially, including, but not limited to, the following: the preliminary results for the second half and full year 2019 are subject to change pending the completion of Spark Networks' audit of its financial statements for the full year 2019, and Spark Networks' final audited financial statements may differ significantly from the preliminary financial results; the risk that the benefits, including expected cost synergies, from the acquisition of Zoosk, Inc. may not be fully realized or may take longer to realize than expected; risks related to the degree of competition in the markets in which Spark Networks operates; risks related to our ability to stabilize our business; risks related to our ability to achieve $30 to $34 million (€27 to €31 million) of Adjusted EBITDA in 2020; risks related to the ability of Spark Networks to retain and hire key personnel, operating results and business generally; Spark Networks' ability to continue to control costs and operating expenses; Spark Networks' ability to achieve intended cost savings; the ability to promptly and effectively integrate the businesses of Spark Networks SE and Zoosk, Inc.; Spark Networks' ability to generate cash from operations, lower-than-expected revenue, credit quality deterioration or a reduction in net earnings; Spark Networks' ability to raise outside capital and to repay debt as it comes due; Spark Networks' ability to introduce new competitive products and the degree of market acceptance of such new products; the timing and market acceptance of new products introduced by Spark Networks' competitors; Spark Networks' ability to identify potential acquisitions; Spark Networks' ability to successfully integrate acquired businesses and the ability of acquired businesses to perform as expected; Spark Networks' ability to maintain strong relationships with branded channel partners; changes in Spark Networks' share price due to broader stock market movements and the performance of peer group companies; Spark Networks' ability to enforce intellectual property rights and protect their respective intellectual property; Spark Networks' ability to comply with new and evolving regulations relating to data protection and data privacy; general competition and price measures in the market place; risks related to the duration and severity of COVID-19 and its impact on Spark Networks' business; the effects of shelter-in-place orders on Spark Networks' business and the online dating industry; the impact of COVID-19 on the U.S. and global economies and financial markets; and general economic conditions. Additional factors that could cause actual results to differ are discussed under the heading "Risk Factors" in Spark Networks' Annual Report on Form 20-F for the year ended December 31, 2019 and in other sections of Spark Networks' filings with the Securities and Exchange Commission ("SEC"), and in Spark Networks' other current and periodic reports filed or furnished from time to time with the SEC. All forward-looking statements in this press release are made as of the date hereof, based on information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statement except as required by law.

About Spark Networks SE:

Spark Networks SE is America's second largest dating company, listed on the New York Stock Exchange American under the ticker symbol "LOV," with headquarters in Berlin, Germany, and offices in New York, Utah and California. The Company's widening portfolio of premium and freemium dating apps include Zoosk, EliteSingles, Jdate, Christian Mingle, eDarling, JSwipe and SilverSingles, among others. Spark Networks SE in its current form is the result of the merger between Affinitas GmbH and Spark Networks, Inc. in 2017 and the addition of Zoosk, Inc. in 2019. Spark Networks has approximately one million monthly paying subscribers globally.

For More Information

Investors:
Christopher Camarra
Vice President of Investor Relations
christopher.camarra@spark.net

1 Contribution is defined as revenue, net of refunds and credit card chargebacks, less direct marketing. Direct Marketing is defined as online and offline advertising spend and is included within Cost of revenue within Spark Networks' Consolidated Statements of Operations and Comprehensive Loss.

2 Adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization ("Adjusted EBITDA") is not a measure defined by International Financial Reporting Standards ("IFRS"). The most directly comparable IFRS measure for Adjusted EBITDA is our net (loss)/profit for the relevant period. This measure is one of the primary metrics by which we evaluate the performance of our businesses, budget, forecast and compensate management. We believe this measure provides management and investors with a consistent view, period to period, of the core earnings generated from ongoing operations and excludes the impact of items that we do not consider representative of our ongoing operating performance. This includes: (i) items such as share-based compensation, asset impairments, gains or losses on foreign currency transactions and interest expense, and (ii) items related to acquisitions or other costs that are non-recurring, infrequent, or unusual in nature including contract liabilities write-offs, gains realized upon sublease commencement, transaction and advisory fees, merger integration costs, other employee payments, and severance. Adjusted EBITDA should not be construed as a substitute for net (loss) / profit (as determined in accordance with IFRS) for the purpose of analyzing our operating performance or financial position, as Adjusted EBITDA is not defined by IFRS. A reconciliation of the Adjusted EBITDA for the six months ended December 31, 2019, June 30, 2019, and December 31, 2018, and the years ended December 31, 2019 and December 31, 2018 can be found in the table below.

Statements regarding our positioning to deliver Adjusted EBITDA of $30 to $34 million (€27 to €31 million) in 2020 do not include certain charges and costs. The adjustments to EBITDA in future periods are generally expected to be similar to the kinds of charges and costs excluded from Adjusted EBITDA in prior periods, including (i) items such as share-based compensation, asset impairments, gains or losses on foreign currency transactions and interest expense, and (ii) items related to acquisitions or other costs that are non-recurring, infrequent, or unusual in nature including contract liabilities write-offs, gains realized upon sublease commencement, transaction and advisory fees, merger integration costs, other employee payments, and severance. The exclusion of these charges and costs in future periods will have a significant impact on our Adjusted EBITDA. We are not able to provide a reconciliation of our non-IFRS financial guidance to the corresponding IFRS measures without unreasonable effort because of the uncertainty and variability of the nature and amount of these future charges and costs.

3 Total registrations are defined as the total number of new members registering to the platforms with their email address. Those include members who enter into premium subscriptions and free memberships.

4 Paying subscribers are defined as individuals who have paid a monthly fee for access to premium services, which include, among others, unlimited communication with other registered users, access to user profile pictures and enhanced search functionality. Average paying subscribers for each month are calculated as the sum of the paying subscribers at the beginning and the end of the month, divided by two. Average paying subscribers for periods longer than one month are calculated as the sum of the average paying subscribers for each month, divided by the number of months in such period.

5 Monthly Average Net Revenue Per User, or Monthly ARPU, represents the total net subscriber revenue for the period divided by the number of average paying subscribers for the period, divided by the number of months in the period.

6 In accordance with segment reporting guidance, the Group's financial reporting includes detailed data on two separate operating segments. The North America segment consists of operations in the United States and Canada, and the International segment consists of all other operations except for the United States and Canada.

7 The unaudited pro forma financial information presents the combined results of the Company and Zoosk as if the Spark Networks / Zoosk Merger had occurred on January 1, 2019. The unaudited pro forma financial information includes adjustments required under the acquisition method of accounting and is presented for informational purposes only. This presentation is not necessarily indicative of the results that would have been achieved had the acquisitions actually occurred on January 1, 2019.

8 Certain comparative figures for the years ended December 31, 2018 and December 31, 2017 were restated for immaterial errors.

SPARK NETWORKS SE
Reconciliation of Net Loss to Adjusted EBITDA
(in € thousands)

	Six Months Ended			Years Ended December 31,
	Preliminary			Preliminary
	12/31/2019	6/30/2019	12/31/2018	2019	2018

Net loss	(11,979)	(4,874)	(1,956)	(16,853)	(4,216)
Net finance expenses	8,831	119	394	8,950	958
Income tax expense	(5,246)	401	2,387	(4,845)	1,147
Depreciation and amortization	8,977	1,653	1,928	10,630	3,565
Impairment of intangible assets and goodwill	703	—	3,324	703	3,324
Share-based compensation expense	260	2,075	2,314	2,335	4,091
Acquisition and other costs	17,170	4,459	129	21,629	970
Adjusted EBITDA[2]	18,716	3,833	8,520	22,549	9,839

Summary of acquisition and other costs
Contract liabilities write-offs	14,371	—	—	14,371	289
Gain realized upon sublease commencement	(1,259)	—	—	(1,259)	—
Transaction and advisory fees	348	4,413	—	4,761	264
Merger integration costs	493	—	87	493	101
Other employee payments	826	—	—	826	—
Severance costs	2,391	46	42	2,437	316
Total adjustments	17,170	4,459	129	21,629	970